FORM 3

                                   OMB APPROVAL
                                   OMB Number:    3235-0104
                                   Expires:  September 30, 1998
                                   Estimated average burden
                                   hours per response.......0.5

                U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.  Name and Address of Reporting Person*

    Richfood Holdings, Inc. ("Richfood")
    -------------------------------------------
    (Last)         (First)        (Middle)

    4860 Cox Road, Suite 300
    -------------------------------------------

    Glen Allen, Virginia 23060
    -------------------------------------------

2.  Date of Event Requiring Statement (Month/Date/Year)

    5/13/98
    ------------------------------------------



3.  IRS or Social Security Number of Reporting Person (Voluntary)

    54-1438602

    ------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol

    Trak Auto Corporation (NASDAQ/"TRKA")

    ------------------------------------------

5.  Relationship of Reporting Person to Issuer
               (Check all applicable)

    ____ Director                    __X__  10% Owner
    ____ Officer (give title below)  ____   Other (specify below)

    ------------------------------------------

6.  If Amendment, Date of Original
      (Month/Date/Year)
    ------------------------------------------

7.  Individual or Joint/Group Filing (Check applicable line)

    __X__   Form filed by One Reporting Person

    _____   Form filed by More than One Reporting Person

    ------------------------------------------



Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr.4)

   Common stock, par value $0.01 per share
   ---------------------------------------------

2. Amount of Securities Beneficially Owned (Instr.4)

   3,962,245

   ---------------------------------------------

3. Ownership Form: Direct (D) or Indirect (I) (Instr.5)

   (I)
   --------------------------------------------

4. Nature of Indirect Beneficial Ownership (Instr.5)

   (1)

   --------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the Form is filed by more than one
 Reporting Person, see instruction 5(b)(v).    SEC 1473 (7-96)
                                                   (Over)


FORM 3 (continued)   Table II -- Derivative Securities
No. 18B              Beneficially Owned (e.g., puts, calls,
                     warrants, options, convertible securities)

1.  Title of Derivative Security
    (Instr.4)

    -----------------------------------------

2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable           Expiration Date
    ------------------------------------------

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr.4)

    Title                         Amount or Number of Shares
    ------------------------------------------

4.  Conversion or Exercise Price of Derivative Security
    ------------------------------------------

5.  Ownership Form of Derivative Security:
    Direct (D) or Indirect (I)
    (Instr. 5)

    -------------------------------------------

6.  Nature of Indirect Beneficial Ownership
    (Instr. 5)

    -------------------------------------------

Explanation of Responses:
(1) These shares are beneficially owned directly by Dart Group Corporation ("Dart"). On May 13, 1998, Richfood accepted for purchase, pursuant to a tender offer, shares representing approximately 96% of the outstanding common stock of Dart. Accordingly, under the rules and regulations of the Securities and Exchange Commission, Richfood acquired indirect beneficial ownership of the securities reported on this Form 3 as of such date. Dart became a wholly-owned subsidiary of Richfood on May 18, 1998.



  /s/ John E. Stokely
**Signature of Reporting Person            Date:  May 26, 1998

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.